SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549



                        FORM 11-K



                      ANNUAL REPORT



            Pursuant to Section 15(d) of the
            Securities Exchange Act of 1934


(Mark One):


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
        For the fiscal year ended December 31, 1993.

                        OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
        For the transition period from           to          .

Commission file number 1-10281.

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Smith Corona Corporation Retirement Savings and Investment Plan

     B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

               Smith Corona Corporation
               65 Locust Avenue
               New Canaan, Connecticut 06840
                     Signatures


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



DATE:     June 22, 1994

                    SMITH CORONA CORPORATION RETIREMENT
                    SAVINGS AND INVESTMENT PLAN

                    By:  SMITH CORONA CORPORATION BENEFITS
                         ADMINISTRATION COMMITTEE


                    By:  /s/ Thomas C. DeFazio
                         -------------------------------------
                         Thomas C. DeFazio, Committee Member


                    By:  /s/ Manfred J. Eckhardt
                         -------------------------------------
                         Manfred J. Eckhardt, Committee Member


                    By:  /s/ John A. Piontkowski
                         -------------------------------------
                         John A. Piontkowski, Committee Member


                    By:  /s/ David P. Verostko
                         -------------------------------------
                         David P. Verostko, Committee Member